EX-99.77I NEW SECURITY

On May 10, 2013, LoCorr Investment Trust established the LoCorr Long/Short Equity Fund, a fund with three share classes (Class A, Class C and Class I).  The LoCorr Long/Short Equity Fund's primary investment objective is long-term capital appreciation with reduced volatility compared to traditional broad-based equity market indices as a secondary objective.